Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 25, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued its 2007 first quarter report on April 24, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	2007 First Quarter Report, dated April 23, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
April 25, 2007		(Signature)

	Name:	Wan Feng
	Title:	Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

2007 First Quarter Report

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2007 are unaudited and have been prepared in accordance with generally accepted accounting principles in the People’s Republic of China.

1.	Important Notice

1.1	The Board of Directors, the Supervisory Committee of the Company and its Directors, Supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2007 first quarter report, and they severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in the report.

1.2	All the Directors of the Company attended the meeting of the Board of Directors and approved the 2007 first quarter report of the Company.

1.3	The financial statements contained in the 2007 first quarter report are unaudited.

1.4	Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of accounting affairs function and Mr. Zhao Lijun, person in charge of the Finance Department represent that the financial statements in the 2007 first quarter report are true and complete.

2.	Corporate Information

2.1	Basic information of the Company

Stock Name

Stock Code	601628 (A Share)

Place of Listing	Shanghai Stock Exchange

Stock Name	China Life

Stock Code	2628 (H Share)

Place of Listing	The Stock Exchange of Hong Kong Limited

Stock Code	LFC (American Depositary Shares)

Place of Listing	New York Stock Exchange

	Secretary to the Board of Directors	Securities Affairs Representative

Name	Liu Ting’an	Cao Qingyang

Commission File Number 001-31914

Correspondence Address	23/F China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, 100020, China

Telephone	010-85659999

Fax	010-85652210

E-mail	ir@e-chinalife.com

2.2	Financial Information

2.2.1	Major accounting data and financial indicators

2.2.1.1	Major accounting data and financial indicators prepared in accordance with the generally accepted accounting principles in the People’s Republic of China

	As at March 31, 2007	As at December 31, 2006	Changes (%)
Total assets (RMB million)	760,291	727,085	4.57
Shareholders’ equity (excluding minority interests) (RMB million)	127,101	115,557	9.99
Net assets per share (RMB)	4.52	4.11	9.98
Adjusted net assets per share (RMB)	4.52	4.11	9.98

January to March 2007
Earnings per share (RMB)	0.31
Diluted earnings per share (RMB)	0.31
Return on net assets (%)	7.29
Return on net assets, excluding non-operating gains/losses (%)	7.30

January to March 2007

Non-operating gains/losses items	Group (RMB million)	Company (RMB million)
Non-operating income	5	5
Non-operating expense	(20)	(20)
Tax effect of above	(1)	(1)

Total	(16)	(16)

Note:	For the purpose of this announcement, “Group” refers to the Company and its subsidiaries, same as below

Commission File Number 001-31914

2.2.2	Income Statement (Unaudited)

Unit: RMB Million

Items	January to March 2007 Group	January to March 2007 Company
1. Operating income	93,832	93,724
Net premiums earned	72,856	72,856
Gross written premiums	73,861	73,861
Less Premiums ceded to reinsurers	(210)	(210)
Net change in unearned premium reserves	(795)	(795)
Net investment income	16,760	16,686
Net fair value gains	3,906	3,899
Foreign currency exchange losses	(148)	(148)
Other operating income	458	431
2. Operating Expenses	(83,922)	(83,966)
Surrender payment	(10,460)	(10,460)
Benefits and claims	(38,553)	(38,553)
Less: Benefits and claims recoverable from reinsurers	128	128
Net change in life insurance contracts liabilities	(19,800)	(19,800)
Less: Life insurance contracts liabilities recoverable from reinsurers	(7)	(7)
Policyholder dividend expense	(7,085)	(7,085)
Business tax and surcharges	(608)	(601)
Selling expenses	(4,520)	(4,520)
Administrative expenses	(2,951)	(2,914)
Less: Policy acquisition costs recoverable from reinsurers	71	71
Other operating expenses	(137)	(225)
3. Operating profit	9,910	9,758
Add: Non-operating income	5	5
Less: Non-operating expenses	(20)	(20)
4. Profit before tax	9,895	9,743
Less: Income tax expenses	(956)	(934)
Minority interest	(52)	0
5. Net profit after taxation	8,887	8,809

2.3	Number of Shareholders and Top Ten Shareholders at the end of the Reporting Period

2.3.1	At the end of the reporting period, the total number of the Company’s shareholders were 198,918, including 159,350 holders of A Share and 39,568 holders of H Share.

2.3.2	Top Ten Shareholders of A Share that are not subject to selling restrictions as at the end of the reporting period

Commission File Number 001-31914

No.	Name of shareholders	Number of tradeable shares that are not subject to selling restrictions held at the end of the reporting period	Type of share
1		16,746,450	A Share

2		11,273,396	A Share

3	Agricultural Bank of China -Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	11,089,972	A Share

4	Pingan Life Insurance Company of China, Ltd. – Traditional – Ordinary Insurance Products	11,068,000	A Share

5		8,216,902	A Share

6		8,026,000	A Share

7	Pingan Life Insurance Company of China, Ltd. – Universal – Individual Universal	7,519,000	A Share

8	Social Security Fund Portfolio 106	7,447,344	A Share

9	International Finance – Standard Chartered – Citigroup Global Markets Limited - Citigroup Global Markets Limited	7,190,459	A Share

10	China Pingan Insurance Co., Ltd – Dividend – Individual Dividend	7,066,000	A Share

2.3.3	Top Ten Shareholders of H Share as at the end of the reporting period

No.	Name of shareholders	Number of shares that are not subject to selling restrictions held at the end of the reporting period	Type of share
1	HKSCC Nominees Limited	6,871,081,492	H Share
2	Richbo Investment Limited	428,358,620	H Share
3	HSBC Nominees (Hong Kong) Limited	16,825,000	H Share
4	Sze Peter	8,600,000	H Share
5	Yeung Shuk Hing Yvonne	3,250,000	H Share
6	Yeung Shuk Wah	3,200,000	H Share
7	Yeung Hoi Pang	3,000,000	H Share
8	Patoka Limited	2,216,000	H Share
9	Natsuko Incorporated	2,167,000	H Share
10	Kam Ping Properties & Securities Ltd	900,000	H Share

Commission File Number 001-31914

3.	Management Discussion and Analysis

3.1	Brief analysis of overall operating activities during the reporting period

For the period ended March 31, 2007, the results of the Group are as follows:

On March 31, 2007, total assets of the Group reached RMB760,291 million, an increase of RMB33,206 million or 4.57% over that on December 31, 2006.

For the three-month period ended March 31, 2007, gross written premiums were RMB73,861 million, net investment income was RMB16,760 million, and net fair value gains reached RMB3,906 million.

As at March 31, 2007, shareholders’ equity (excluding minority interest) was RMB127,101 million, an increase of RMB11,544 million or 9.99% over December 31, 2006. As a result of rapid business growth and increase in investment income, the Group achieved a net profit of RMB8,887 million for the three-month period ended March 31, 2007.

The Company’s rapid growth in insurance business and further increase in investment income are due to the following reasons. The Company has been actively pursuing the changing demands of its customers. The Company also accelerated its insurance business development and continued to optimize its business structure. The Company’s investment return increased remarkably as a result of the satisfactory performance of the capital market in China since 2006 and the Company’s optimization in its investment portfolio. At the same time, the Company further enhanced its internal control and risk management systems and has been striving to accelerate its business development with high level of quality to maintain its leading market position. The Company completed its A Share listing successfully which further strengthened the capital base and social influence of the Company, and substantially improved the business development of the Company.

With effect from January 1, 2007 the Company has adopted new applicable accounting standards. As a result, fluctuation in the capital market may impact on the investment income and operating results and the Company.

3.1.1	Principal segments or products accounting for more than 10% of the operating income or profit from the Company’s principal operating activities

(Unit: RMB million)

	Operating income	Operating expense	Gross profit margin (%)
Individual life insurance business	78,384	69,491	11.35
Group life insurance business	12,569	12,013	4.43
Non-life insurance business	2,421	1,995	17.60

Commission File Number 001-31914

Operating income refers to gross written premiums less premiums ceded to reinsurers less net change in unearned premiums reserves plus net investment income plus net fair value gains/losses plus foreign currency exchange gains/losses plus other operating income

Operating expenses refer to surrender payment plus insurance benefits and claims plus reinsurance benefits and claims plus net change in life insurance contracts liabilities plus policyholder dividends resulting from participation in profits plus expenses paid to ceding enterprises plus business tax and surcharges plus commissions plus administrative expenses plus other operating expenses plus asset impairment losses

3.1.2	Seasonal or cyclical characteristics of the Company’s operations

☐  applicable    ☑  not applicable

3.1.3	Composition of profit during the reporting period (material changes in the ratios of profit from principal operations, profit from other operations, expenses for the period, investment income, government grants and net nonoperating income/expense, to total profit between the reporting period and the previous reporting period, and explanations)

☑  applicable    ☐  not applicable

(Unit: RMB million)

Item	Group	Percentage (%)	Company	Percentage (%)
Profit from principal operations [Note]	9,589	96.91	9,552	98.04
Profit from other operations	321	3.24	206	2.11
Net non-operating income/expense	(15)	-0.15	(15)	-0.15
Profit before tax	9,895	100.00	9,743	100.00

Note:	From January 1, 2007, the Company adopted new applicable accounting standards so that profit from principal operations includes investment income.

3.1.4	Reasons for material changes in the principal operations and their structure as compared to those of the previous reporting period:

☑  applicable    ☐  not applicable

(Unit: RMB million)

Item	Group	Percentage (%)	Company	Percentage (%)
Net premiums earned	72,856	77.65	72,856	77.73
Net investment income	16,760	17.86	16,686	17.80
Net fair value gains/losses	3,906	4.16	3,899	4.16
Foreign currency exchange gains/losses	(148)	-0.16	(148)	-0.16
Other operating income	458	0.49	431	0.47
Total	93,832	100.00	93,724	100.00

Commission File Number 001-31914

3.1.5	Reasons for material changes in the profitability (gross profit margin) of principal operations as compared to the previous reporting period

☐  applicable    ☑  not applicable

3.2	Significant events and the analysis on their impact and solutions

☐  applicable     ☑  not applicable

3.3	Reasons for and disclosure of changes in accounting policies, accounting estimates, consolidation scope and significant accounting errors

☑  applicable    ☐  not applicable

The Company’s change in accounting policies and accounting estimates as a result of the adoption of new accounting standards has been approved at the sixth meeting of the second session of the Board of Directors. Related information is set out in the section “Possible changes in accounting policies and accounting estimates, and impact on financial situation and results of operations after implementation of new enterprise accounting standards” of the 2006 A Shares annual report and the A Shares summary report of the Company. Please refer to the websites of Shanghai Stock Exchange and the Company, and the summary report published in China Securities News and Shanghai Securities News on April 18, 2007.

There is no significant accounting error during the reporting period.

3.4	Explanations of the Board of Directors and Supervisory Committee on any “other than unqualified opinion” presented by the auditor.

☐  applicable    ☑  not applicable

3.5	Warnings and explanation on accumulated net loss expected to be recorded from the beginning of the year to the end of the next reporting period or material changes as compared to the same period of last year

☐  applicable    ☑  not applicable

3.6	Adjustments to the annual business plan or budget disclosed

☐  applicable    ☑  not applicable

This announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, April 23, 2007